Mail Stop 3561

March 29, 2010

Mr. Shawn Landgraf
Chief Executive Officer
Power Sports Factory, Inc.
300 Walnut Street
Philadelphia, PA 19106

> **Re: Power Sports Factory, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-25385**

Dear Mr. Landgraf:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should provide us your analysis regarding the issues we have raised below. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Section 16(A) Beneficial Ownership Reporting Compliance, page 43

1. We note your indication here that you believe that your officers and directors have complied with the filing requirements of Section 16(a) of the Securities Exchange Act of 1934. A review of your reporting history, however, reflects that no Section 16(a) reports have been filed by any of your officers, directors or holders of 10% or more of your common stock, as applicable. Furthermore, it also appears that none of your holders of 5% or more of your common stock have

filed reports that meet the requirements of Section 13(d) of the Securities Exchange Act of 1934. While we understand that these reports are required to be filed by the respective stockholder, not the registrant, please tell us why you believe that your officers and directors have complied with the filing requirements of Section 16(a) and, if you know, Section 13(d) of the Securities Exchange Act of 1934.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mara Ransom at (202) 551-3264 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director